SECUI

19011322

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 29827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/18 (MM/DD/YY) AND ENDING 6/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Worth Financial Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16660 Dallas Parkway, Suite 2200
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Clark — (469) 916-4287
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
SEP 10 2019
Washington, DC

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Jim W. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Financial Group Inc., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LISA LEE GESIN
Notary Public, State of Texas
Comm. Expires 07-29-2022
Notary ID 12198267

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Worth Financial Group Inc. as of June 30, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year ended June 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Worth Financial Group Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Worth Financial Group Inc.'s management. Our responsibility is to express an opinion on Worth Financial Group Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Worth Financial Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Worth Financial Group Inc.'s financial statements. The supplemental information is the responsibility of Worth Financial Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Worth Financial Group Inc.'s auditor since 2001.

Celeste, Texas
September 9, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP INC.
Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$ 6,003
Commissions receivable	41,620
Clearing deposit	15,277
Right-of-use asset	47,005
Property and equipment, net	2,424
TOTAL ASSETS	$ 112,329

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 986
Accrued expenses	8,000
Accrued compensation	31,925
Lease liability	47,005
Total Liabilities	87,916

Stockholders' Equity

Preferred stock, $100 par value, 500,000 shares authorized, no shares issued and outstanding	-
Common stock, $.01 par value, 9,500,000 shares authorized, 300,000 shares issued and outstanding	3,000
Additional paid-in capital	32,500
Accumulated deficit	(11,087)
TOTAL STOCKHOLDERS' EQUITY	24,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 112,329

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Income
Year Ended June 30, 2019

Revenue	
Securities commissions	$ 295,996
Mutual fund commissions	407,328
Insurance commissions	203,897
Investment advisory fees	53,120
Other revenue	7,486
TOTAL REVENUE	967,827
Expenses	
Compensation and related costs	658,147
Clearing charges	129,428
Professional fees	85,678
Occupancy and equipment	18,471
Regulatory fees	16,461
Communications	16,088
Insurance	40,343
Other expenses	12,705
TOTAL EXPENSES	977,321
NET LOSS	$ (9,494)

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2019

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at June 30, 2018	300,000	$ 3,000	$ 32,500	$ (1,593)	$ 33,907
Net loss	-	-	-	(9,494)	(9,494)
Balances at June 30, 2019	300,000	$ 3,000	$ 32,500	$ (11,087)	$ 24,413

See notes to financial statements.

WORTH FINANCIAL GROUP INC.
Statement of Cash Flows
Year Ended June 30, 2019

Cash flows from operating activities:	
Net loss	$ (9,494)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	528
Changes in assets and liabilities	
Decrease in commissions receivable	6,102
Increase in clearing deposit	(205)
Decrease in accounts payable	(4,538)
Increase in accrued expenses	8,000
Decrease in accrued compensation	(4,091)
Net cash used in operating activities	(3,698)
Cash flows from investing activities:	
Purchase of property equipment	(831)
Net change in cash	(4,529)
Cash at beginning of year	10,532
Cash at end of year	$ 6,003

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ -
Operating lease asset obtained in exchange for lease obligation	$ 47,005

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Worth Financial Group Inc. (the Company) was organized in March 1983 as a Texas corporation. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k):(2)(i) and (2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through its clearing broker-dealer, and promptly transmit customer funds to the clearing broker-dealer. The clearing broker-dealer carries accounts of the customers and maintains and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage, insurance brokerage, and investment advisory services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method and declining balance method over estimated useful lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Financial Accounting Standards Board (FASB), issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective July 1, 2018 using the modified retrospective approach which had no effect on the Company's reported financial position or results of operations.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Insurance and Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Company may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are generally received monthly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Leases

The Company adopted FASB Topic 842, *Leases*, using the modified retrospective approach with June 30, 2019 as the year of initial adoption. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

As a result of adopting the new standard, the Company recorded net lease asset and lease liability of approximately $47,005 and $47,005, respectively. Adoption of the new standard did not materially impact the Company's net income and had no impact on cash flows.

The Company leases certain office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Leases (continued)

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

As of June 30, 2019, open Federal tax years subject to examination include the tax years ended June 30, 2016, through June 30, 2018.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires the Company to maintain a minimum of $15,000 in an account with the clearing broker-dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $12,819 which was $7,819 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.19 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 16,498
Computer equipment	17,160
Software	1,476
	35,134
Accumulated depreciation	(32,710)
	$ 2,424

Note 4 - Property and Equipment (continued)

Depreciation expense for the year was $528 and is reflected in the accompanying statement of income as occupancy and equipment.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carryforward of approximately $32,000 available to offset future taxable income, which begins expiring in 2033. The net operating loss carryforward creates a deferred tax asset of approximately $6,700; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through July 2022. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of June 30, 2019:

Operating Lease	
Right-of-use-asset	$ 47,005
Lease liability	$ 47,005

The discount rate used on the operating lease was 6.5%.

The maturities of the lease liability as of June 30, 2019, were as follows:

Year Ending June 30:	
2020	$ 16,500
2021	16,500
2022	16,500
Thereafter	-
Total lease payments	49,500
Less: interest	(2,495)
Present value of lease liability	$ 47,005

Operating lease expense totaled $17,814 for the year ended June 30, 2019, and is reflected in the accompany statement of income as occupancy and equipment.

Note 6 - Commitments and Contingencies (continued)

Contingencies

The Company's business subjects it to various claims, regulatory examinations and other proceedings in the ordinary course of business. The Company currently has one lawsuit claim filed against it seeking damages of approximately $3 million. The nature of this claim is related to the Company's activities in the securities industry. The Company's legal counsel's opinion is that the outcome of the litigation will not have a material impact on the Company's financial condition; therefore, no provision has been made in the accompanying financial statements related to this lawsuit. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Concentration of Credit Risk and Revenue

The Company has commissions receivable due from and a clearing deposit held at its clearing broker/dealer totaling $23,661, or approximately 21% of its total assets.

One of the Company's registered representatives generated approximately 37% of the Company's total revenue and accounted for approximately 47% of the Company's compensation and related costs for the year ended June 30, 2019.

Note 8 - Related Party Transactions

The Company entered into a consulting agreement (Agreement) initially effective January 1, 2007, and amended January 1, 2017, with the president and majority shareholder (Shareholder). The Agreement requires the Shareholder to advise the Company on corporate matters and day-to-day operations for a term of five years expiring December 31, 2022. Fees payable under this Agreement include: 1) consulting fees not to exceed $150,000 per year, plus 2) commissions and overrides generated by the Shareholder. Fees are invoiced monthly and totaled $121,291 for the year ended June 30, 2019, and are reflected in the accompanying statement of income as compensation and related costs. The Agreement was not consummated on terms equivalent to arm's length transactions.

Note 9 - Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 10 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2019, through September 9, 2019, the date which the financial statements were available to be issued.

Schedule I

WORTH FINANCIAL GROUP INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2019

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 24,413
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	8,864
Property and equipment, net	2,424
Total deductions and/or charges	11,288
Net capital before haircuts on securities positions	13,125
Haircuts on securities:	
Cash equivalents - clearing deposit	306
Net Capital	$ 12,819
Aggregate indebtedness	
Accounts payable	$ 986
Accrued expenses	8,000
Accrued compensation	31,925
Total aggregate indebtedness	$ 40,911
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 7,819
Ratio of aggregate indebtedness to net capital	3.19 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2019 as filed by Worth Financial Group Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Credit

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requireme

The Company operates pursuant to section (k):(2)(i) and (2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Worth Financial Group Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Worth Financial Group Inc. identified the following provisions of 17 C.F.R.§15c3-3(k) under which Worth Financial Group Inc. claimed an exemption from 17 C.F.R.§240.15c3-3:(2)(i) and (2)(ii) (exemption provisions) and (2) Worth Financial Group Inc. stated that Worth Financial Group Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Worth Financial Group Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Worth Financial Group Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 9, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

WORTH FINANCIAL GROUP
INC.
EST. 1983

16660 Dallas Pkwy Ste 2200
Dallas, Texas 75248
Phone:(469) 916-4287 Fax:(469) 916-3916

JIM W. CLARK
President

Worth Financial Group Inc. - Exemption Report

Worth Financial Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i) and 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jim Clark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Worth Financial Group Inc.

Jim W. Clark
President
August 7, 2019